March 9, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Julia Griffith
Re:    West Bancorporation, Inc.
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-236740 (the “Registration Statement”)

Dear Ms. Griffith:

On behalf of West Bancorporation, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 3:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Wednesday, March 18, 2020.

Feel free to telephone Emily Henkel of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5191 with any questions or comments.

Very truly yours,
West Bancorporation, Inc.

/s/ Douglas R. Gulling
Douglas R. Gulling
Executive Vice President, Treasurer
& Chief Financial Officer